Exhibit 99.1

Ballard Subsidiary Protonex Receives $5.8M Follow-On Product Order For U.S. Army

VANCOUVER, BC and SOUTHBOROUGH, MA, June 1, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that the company's subsidiary, Protonex, has received a $5.8 million purchase order for the supply of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command.

The purchase order is the largest order in its history and represents follow-on business from the $2.8 million SPM order from the same customer received in December 2015. All products under this new order are expected to be shipped in 2016.

"The U.S. military is one of the largest consumers of energy in the world and the proliferation of electronic devices in military operations has presented tremendous power and energy management challenges for the military," said Paul Osenar, President of Protonex. "Our focus at Protonex has been on the development of power management products that address this transition to the 'digital battlefield'. Protonex power managers are among the smartest, smallest, lightest and most capable systems for extreme applications, increasing mobility and flexibility for soldiers while making them safer and more efficient. This order – the largest in our corporate history – represents an important customer milestone."

The purchase order was issued by the Program Executive Office (PEO) – Soldier, as part of the Nett Warrior program. These Protonex SPM-622 kits have been specifically designed for the requirements of U.S. Special Operations Command and will be deployed with designated Special Operations forces for use in the field.

The SPM-622 Squad Power Manager is a tough and agile power management device, weighing less than a pound and enabling a squad of Soldiers or Marines to optimize power use for various power electronics devices, including portable radios, GPS systems, computers and other electronic equipment from an available battery, as well as to recharge that battery from solar, vehicle, AC or scavenged energy sources.

The Squad Power Manager fulfills a U.S.A. Special Forces Command requirement resulting from a number of unit-level trial deployments that validated the utility of SPM-622 in combat operations. The product delivers high-priority benefits in military applications, including: reliable energy for various devices carried by soldiers, regardless of changing battlefield conditions; lightened load for soldiers in the field; reduction in logistical support requirements, such as batteries; and energy flexibility for soldiers.

The SPM-622 product has been developed and is produced for military use by the Protonex engineering and operations team at the company's facility in Southborough, Massachusetts. To date more than 4,500 Power Managers have been trialed and deployed by the United States and allied militaries.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 15:14e 01-JUN-16